

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2010

Via Fax & U.S. Mail

Mr. David Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road
4th floor
Fort Lauderdale, Florida 33312

> **Re:** **Gulfstream International Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-33884**

Dear Mr. Hackett:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 8. Financial Statements and Supplementary Data

Report of Independent Public Accounting Firm

1. Please add the city, state, date and independent accountant's conformed signature to each opinion included in the filing in accordance with Rule 2-02(a) of Regulation S-X.

Note 16. Contingencies, page F-67

2. We note that even though you believe that information submitted by you to the FAA through the informal conference process may result in a significant reduction in the civil penalty initially proposed in this matter and the Company remains in discussions with the FAA over the terms of the settlement, the FAA has indicated that, unless the matters are settled, it could propose additional civil penalties based on additional inspections conducted by the agency in 2009 as part of its routine surveillance of air carriers. If a compromised settlement of the matters is not successful, the FAA, through a U.S Attorney, may initiate a civil action for the full amount of the proposed civil penalty as prescribed by law. We note that a settlement was reached during the period ended June 30, 2010, for a principal amount of $550,000 in monthly installments.

3. Please tell us whether as a result of the reached settlement, the FAA has confirmed that it will not propose additional civil penalties, or if a possibility exists for potential additional penalties in connection with the 2009 inspections. To the extent there are contingencies to this effect and no accrual is made for a loss contingency because one or both of the conditions are not met in accordance with ASC 450-20-50-3, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please tell us as to what contingencies may exist and revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Note 10. Capital Transactions, page 60, and

Note 17. Related Party Transactions, page 68

4. We note that in September 2008, you consummated a financing in which you issued $5.1 million of senior debentures (the "Senior Debentures") and warrants to purchase 578,870 shares of common stock (the "Senior Warrants") to Shelter Island Opportunity Fund, LLC. On the same date, you issued a 12% subordinated convertible debenture for $1.0 million (the "Junior Debenture") and a warrant to purchase 225,000 shares of common stock (the "Junior Warrants") to Gulfstream Funding I LLC, an entity owned in part by Thomas A. McFall, a member of the Board of Directors, and Douglas Hailey, a former

member of the Board of Directors. At the October 20, 2009 Annual Meeting of shareholders, the Company's shareholders approved a reduction in the conversion price to $1.975 from $3.00 relating to the Junior Debenture issued to Gulfstream Funding I, LLC in September 2008. The conversion to equity of the debenture and accrued interest expense was effective on October 20, 2009 and resulted in the issuance of 578,342 shares of the company's common stock. Please tell us and revise the notes to the Company's financial statements in future filings to explain how the Company accounted for the reduced conversion price, the reduction of the potential liability under the put option, and calculated the gain of $194,000 described in Form 10-Q for the quarter ended June 30, 2010 as a result of the subsequent debt modification. Also describe in detail the facts and circumstances that resulted in the warrants increasing from 409,827 to 819,654 as a result of the notes not being paid as of June 30, 2010. We may have further comment upon reviewing your response.

Note 11. Long-Term Debt, page 62

5. Please ensure that the terms of the debt appear on the table for each issuance. It appears that some information has been inadvertently omitted.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

6. We note that on April 14, 2009, McKean resigned as the Company's independent public accounting firm. McKean entered into an agreement with Cherry, Bekaert & Holland, L.L.P., ("Cherry Bekaert") pursuant to which McKean combined its operations with and certain of the professional staff and partners of McKean joined Cherry Bekaert either as employees or partners of Cherry Bekaert and continue to practice as members of Cherry Bekaert. Concurrent with the resignation of McKean, the Company, through and with the approval of its Audit Committee, engaged Cherry Bekaert, as the Company's independent public accounting firm. It appears that this event has not been reported in a Form 8-K pursuant to the requirements of Item 304 of Regulation S-K. Please note that it is not appropriate to report such events in periodic filings, and that Form 8-K was due on the fifth day following the date the relationship with McKean ceased.

7. Please file a Form 8-K as soon as possible that describes the former accountant's resignation, the details of the combination with Cherry Bekaert, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. Furthermore, discuss the engagement of the new auditor and provide all the required disclosures of Item 304 of Regulation S-K, similar to those included in Item 9 of Form 10-K for the year ended December 31, 2009. Finally, please file a letter from the former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in Form 8-K.

Form 10-Q for the period ended June 30, 2010

8. We note that you are not in compliance with continued NYSE AMEX listing standards, and that if you are not in compliance with all the continued listing standards of the NYSE Amex Company Guide by November 12, 2010, or if you do not make progress consistent with the Plan as supplemented on July 14, 2010, during the Plan Period, you may be subject to delisting proceedings. Please advise us of the status of this matter through the date of your response. Also, please provide disclosure in the notes to the financial statements to describe this fact and that in the event you were delisted, that you would be in breach of a covenant of your loan and security agreement with Shelter Island Opportunity Fund, LLC, and, in the absence of a waiver, the maturity of your secured original issue discount debenture could be accelerated. Also revise MD&A accordingly.

9. We also note that on March 31, 2010, the Company and the Investors entered into a Registration Rights Agreement described on page 16, under which the Company is obligated to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") registering the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants for resale by the Investors on or prior to April 30, 2010 (the "Filing Date"), which has been extended to June 30, 2010 by agreement with the Investors. You indicate that in the event you are unable to reach an agreement with the investors, you may be subject to liquidation damages up to a maximum of $125,000. In addition, the Company agreed to use its best efforts to cause the SEC to declare the Registration Statement effective by the earlier of (i) 150 days following the Filing Date; and (ii) 180 days following the Filing Date if the SEC conducts a full review of the Registration Statement. Please provide us with the status of this matter as of the date of your response. We may have further comment upon reviewing your response.

Other

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Robert Brown, CFO
                          (954) 985-1500